EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar Amounts in Thousands)

	Nine Months Ended September 30,			Year Ended December 31,
	Proforma 2003 (1)	2003	2002	Proforma 2002 (2)	2002	2001	2000	1999	1998
Net Income	$44,692	$41,495	$21,500	$38,966	$26,237	$53,171	$28,749	$19,105	$(19,034)
Cumulative effect of accounting change	(12,324)	(12,324)	—	—	—	1,522	—	—	—
Provision for Income taxes	22,261	22,792	13,757	24,977	16,732	34,388	16,765	5,332	(7,075)
Fixed charges (see below)	24,567	19,544	16,455	32,857	21,994	20,707	19,806	18,588	11,971
Interest capitalized	(3,576)	(2,021)	(1,873)	(6,067)	(2,387)	(3,145)	(3,818)	(3,592)	(3,056)

Total adjusted earnings available for payment of fixed charges	$75,620	$69,486	$49,839	$90,733	$62,576	$106,643	$61,502	$39,433	$(17,194)

Ratio of earnings to fixed charges	3.1	3.6	3.0	2.8	2.9	5.2	3.1	2.1	(3)

Fixed Charges
Interest expense	$20,427	$17,130	$14,427	$26,167	$19,377	$17,411	$15,885	$14,912	$8,828
Interest capitalized	3,576	2,021	1,873	6,067	2,387	3,145	3,818	3,592	3,056
Rental expense representative of interest factor	564	393	155	623	230	151	103	84	87

Total fixed charges	$24,567	$19,544	$16,455	$32,857	$21,994	$20,707	$19,806	$18,588	$11,971

(1)	Reflects the effect of Plains Exploration & Production Company’s (“Plains”) issuance of $75.0 million of 8.75% senior subordinated notes due 2012 on May 30, 2003 and Plains acquisition of 3TEC Energy Corporation (“3TEC”) on June 4, 2003. Unaudited proforma consolidated financial statements are included in Plains' Current Report on Form 8-K filed on January 20, 2004.
(2)	Reflects the effect of (i) Plains Resources Inc.’s contribution to Plains on July 3, 2002 of the capital stock of certain of Plains Resources’ subsidiary companies and all amounts payable to it by Plains and its subsidiary companies; (ii) Plains issuance of $200.0 million of 8.75% senior subordinated notes due 2012 on July 3, 2002; (iii) the distribution by Plains Resources on December 18, 2002 of all the issued and outstanding shares of Plains common stock to the holders of Plains Resources common stock; (iv) Plains issuance of $75.0 million of 8.75% senior subordinated notes due 2012 on May 30, 2003; and (v) Plains acquisition of 3TEC on June 4, 2003. Unaudited proforma consolidated financial statements are included in Plains' Current Report on Form 8-K filed on January 20, 2004.
(3)	In the year ended December 31, 1998, total fixed charges exceeded total adjusted earnings available for payment of fixed charges by $29,165,000.